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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70002

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: InvestiFi Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

136 4th Street North, Suite 201
(No. and Street)

St. Petersburg	FL	33701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deanna Collier	813-694-8084	deanna.collier@investifisecurities.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deanna Collier_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of InvestiFi Securities LLC_____, as of 6/30_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INVESTIFI SECURITIES LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended June 30, 2025

INVESTIFI SECURITIES LLC

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition...2

Notes to Financial Statement...3 - 5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Investifi Securities, LLC:

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of Investifi Securities, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

<u>**Emphasis-of-Matter**</u>

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced a material net loss and negative cash flows for the year ended June 30, 2025. The Company's operating deficit during this period was funded by member capital contributions. The Company expects that it will require additional capital contributions from members to support its operations for the fiscal year end June 30, 2026. The Company's reliance on capital contributions from members give rise to substantial doubt about the Company's ability to continue as a going concern. See Note #7 of the Financial Statements.

NTT & Company, PLLC

Giddings, Texas
September 24, 2025

We have served as the auditor for Investifi Securities, LLC since 2023.

INVESTIFI SECURITIES LLC
Statement of Financial Condition
June 30, 2025

Assets

Cash and equivalents	$	675,556
Clearing deposit		100,000
Due from affiliate		1,097
Prepaid expenses		24,078
Total assets	$	800,731

Liabilities and Member's Equity

Accounts payable	$	58,940
Due to parent/affiliates		205,917
Total liabilities		264,857
Member's equity		535,874
Total liabilities and member's equity	$	800,731

The footnotes are an integral part of this financial statement.

INVESTIFI SECURITIES LLC
Notes to the Financial Statements
As of and for the Year Ended June 30, 2025

1.   Organization and Nature of Business

InvestiFi Securities LLC (the "Company") is a limited liability company formed under the laws of New York and formally known as Komodo Securities LLC, Token Foundry Securities LLC, Consensys Digital Securities LLC and CDS1 Securities LLC. The Company provides the sale of securities on a fully disclosed basis through a clearing affiliate and offers private placement services in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA").   The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

2.   Summary of Significant Accounting Policies

Basis of Accounting

 The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported revenues and expenses at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains cash with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Revenue Recognition

Revenue is recognized in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

General Securities Revenue
The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue related to activity within the account. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for activities occurring within the account. Transaction prices are determined by the market and may include a commission or markup ("transaction fees") and other charges or fees as determined in the customer agreement, which fees may be shared with the Company. Services provided are satisfied and fees are recognized on the transaction date; the date

INVESTIFI SECURITIES LLC
Notes to the Financial Statements
As of and for the Year Ended June 30, 2025
(Continued)

on which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession have occurred and transferred, and any other services have been provided.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

As of June 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. **Related Party Transactions**

The Company has an Expense Sharing Agreement with its Parent, as amended from time to time. Pursuant to the current agreement, the Company shares certain salaries and technology expenses. For the year ended June 30, 2025, expenses allocated for these services provided to the Company totaled $369,390.

4. **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2025 the Company had net capital of $510,699 which was $493,042 in excess of its required net capital of $17,657. The Company had a percentage of aggregate indebtedness to net capital of 51.86% as of June 30, 2025.

INVESTIFI SECURITIES LLC
Notes to the Financial Statements
As of and for the Year Ended June 30, 2025

6. **Segment Reporting**

The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

7. **Going Concern**

The Company incurred a net loss for the year ended June 30, 2025, of $645,351, with net cash used for operating activities and net cash provided by financing activities of $508,288 and $1,157,356, respectively. The Company expects that it will require additional capital contributions from members to support its operations for the fiscal year end June 30, 2026. The Company's reliance on capital contributions from members give rise to substantial doubt about the Company's ability to continue as a going concern.

8. **Subsequent Events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of June 30, 2025, through the date these financial statements were issued. Management has determined that there are no subsequent events that require disclosure.